EXHIBIT (d)(2)(O)

Estate Protection Benefit "EPB" Rider

ESTATE PROTECTION BENEFIT RIDER

benefit

Upon the death of the Owner, we will pay an amount greater than the death benefit provided in the Policy under the conditions of this rider. This amount is called the Estate Protection Benefit (EPB).

The following definitions apply to the determination of the EPB amount.

EPB amount = 40% x Benefit Base

Benefit Base = (PVD - NPBB) < Benefit Cap, where:

PVD = the Policy value on the date of the Policy Owner's death prior to any death benefit calculation.

NPBB = net premiums used for the determination of the Benefit Base, which are premiums allocated to the Policy value less a proportionate share of each withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal. On each anniversary, NPBB is reset to the lesser of net premium (NP) or the Policy value as of that anniversary, where:

NP = net premiums, which are premiums allocated to the Policy value less a proportionate share of each withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal.

Benefit Cap - 100% of net premiums (NP) reduced by premiums received within a certain period of time prior to death. If death occurs in the first policy year, there is no reduction for premiums received prior to death. If death occurs in the second policy year, all premiums received in the second policy year reduce the net premium amount. If death occurs after the second policy year, only premiums received within the 12 month period prior to death reduce the net premium amount.

EXAMPLE:

Assume the following items:

(a)	Death occurs in policy year 5;
(b)	Policy value at time of death is $90,000 (PVD = $90,000);
(c)	Net premiums adjusted for withdrawals is $53,000 (NP = $53,000);
(d)	Net premiums used for the determination of the Benefit Base is $50,000 (NPBB

= $50,000);

(e)	Premium received within 12 months prior to death = $14,000.

From this information, the following is determined:

(a)    Benefit Cap = $53,000 - $14,000 = $39,000;

(b)	Benefit Base = $90,000 - $50,000 = $40,000, which is greater than the Benefit Cap, so the Benefit Base = $39,000;

(c)    EPB amount = 40% of $39,000 = $15,600.

EPB 4901

charge

A percentage of the Policy value will be deducted from the Policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the Policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Specifications.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

EPB 4901

Estate Protection Benefit Rider

EPB 4901

Issue age 0-70

Monthly Charge .0166%* of the policy value

*    Equivalent to an annual rate of .20% of the policy value, deduced at issue on each monthly activity date. The annual rate will not exceed .40%.

Issue ages 71-80

Monthly Charge .0500%* of the policy value

*    Equivalent to an annual rate of .60% of the policy value, deducted at issue and on each monthly activity date. The annual rate will not exceed .80%.